Contact Gold Corp.

May 14, 2019

Via: EDGAR Correspondence

Division of Corporation Finance
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rauiri Regan, Special Counsel

Re:	Request for Acceleration
Offering Statement on Form 1-A (SEC File No. 024-10984)

Ladies and Gentlemen:

            On behalf of Contact Gold Corp., we hereby respectfully request that the Commission accelerate the qualification of the above-referenced Offering Statement, and to permit said Offering Statement to become qualified at 4:00 p.m. (EDT) on May 14, 2019, or as soon thereafter as practicable.

            Please contact Kenneth Sam of Dorsey & Whitney LLP at (303) 629-3445 with any questions with respect to this request.

Sincerely,

Contact Gold Corp.

/s/ John Wenger

John Wenger
Chief Financial Officer

cc:	Kenneth Sam, Dorsey & Whitney LLP